EXHIBIT 99.1

Westport Reports Second Quarter 2026 Financial Results

~ Strong demand for the LNG HPDI trucks drives 125% Q2 revenue growth for Cespira ~

VANCOUVER, British Columbia, Aug. 11, 2026 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport") (TSX:WPRT / Nasdaq:WPRT) today reported financial results for the second quarter ended June 30, 2026, and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

“The second quarter marked another important step forward in Westport’s transformation, with two developments that reinforce both the commercial momentum behind Cespira and our ability to fund the next phase of our strategy. Cespira, our joint venture with Volvo Group, continued to scale in the quarter, delivering significant year-over-year quarterly revenue growth, supported by increased customer orders for the HPDI™ fuel system, with revenue up 125% and gross profit improvement of 298% at the joint venture level, compared to the prior-year quarter. These results reflect the growing market acceptance of HPDI as a practical, affordable, high-performance solution for heavy-duty transportation.

We are encouraged by the market drivers supporting this growth. The price advantage of LNG versus diesel fuel has remained resilient in Europe despite ongoing geopolitical volatility, strengthening the economic case for fleets operating in demanding long-haul applications. At the same time, recent regulatory developments in Europe, including greater flexibility around heavy-duty vehicle CO₂ credits earned before 2030, should reward OEMs that have adopted HPDI technology.

That relevance was further strengthened in June when Cespira and Volvo Trucks signed a development agreement to finalize the integration and commercialization of Cespira’s HPDI fuel system technology for Volvo's 13-litre hydrogen engine applications, with on-road testing underway and European certified commercial launch targeted before 2030. Building on the proven use of HPDI in LNG-powered heavy-duty engines, this agreement extends the same core technology platform to hydrogen, supporting a lower-carbon pathway for long-haul transport using a zero carbon fuel while preserving the performance, durability and operating characteristics fleets require.

We also took a meaningful step in strengthening Westport’s financial position. In June, we completed a private placement that provided initial gross proceeds of approximately US$10 million, with the potential for an additional US$10 million over the next two years through warrant exercises. This financing enhances our liquidity and provides additional flexibility as we continue advancing our core priorities: scaling Cespira and progressing our high-pressure CNG solution for the North American market.

For fleet operators, the path forward must be pragmatic. It must be built on stable economics, proven performance and infrastructure that exists today. By pairing Westport’s high-pressure CNG fuel storage solution with Cespira’s HPDI fuel system, we believe we can help North American fleets save money, reduce emissions and address energy security issues with a natural gas and renewable natural gas powertrain system, while maintaining a pathway to hydrogen as the fuel's economics and infrastructure mature. This is the foundation of our North American CNG strategy: meeting operators where they are today while building a practical, affordable, scalable pathway to the lower-emission freight systems of tomorrow.”

Dan Sceli, Chief Executive Officer

Second Quarter 2026 Highlights

  Revenues for the second quarter of 2026 decreased to $2.7 million compared to $12.5 million in the same quarter last year. As planned, our Heavy-Duty OEM segment ended its transitional service agreement with Cespira at the end of Q2 2025 resulting in reduction in revenue when comparing period over period.
  Cespira delivered strong financial performance, driven by significant growth in product, aftermarket, and service revenue. For the three months ended June 30, 2026, revenue increased by $15.1 million or 125% compared to the prior year quarter. Cespira reduced its net loss by $4.4 million and reliance on funding from its partners in the quarter. Westport reduced its capital contributions to Cespira in the quarter from $4.2 million to $3.5 million.
  For the three months ended June 30, 2026, our High-Pressure Controls segment decreased its revenue by $0.2 million or 6% compared to the prior year quarter.
  Net loss from continuing operations of $11.4 million for the quarter compared to a net loss from continuing operations of $5.1 million for the same quarter last year. The increase in net loss in the current quarter was primarily driven by the loss recognized for the change in fair value of the warrant liabilities, financing transaction costs, and foreign exchange loss. In the prior year quarter, we had a foreign exchange gain of $4.2 million.
  Adjusted EBITDA1 of negative $6.3 million compared to negative $1.0 million for the same period in 2025. The increase in negative adjusted EBITDA was primarily driven by an increase in operating loss for the quarter partially offset by a decrease in the loss from investments accounted for by the equity method. Included in the prior year quarter's adjusted EBITDA was our discontinued operations' performance, which included an operating profit of $3.1 million for the three months ended June 30, 2025.
  Cash and cash equivalents were $23.9 million for the second quarter of 2026. Cash used in operating activities from continuing operations was $4.6 million, primarily driven by operating losses in the quarter and changes in working capital. Cash used in investing activities from continuing operations primarily consisted of capital contributions to Cespira of $3.5 million. Cash provided by financing activities from continuing operations were primarily driven by the financing transaction partially offset by debt repayments of $1.0 million in the quarter.
  Long term debt, including the current portion, was $1.0 million as at June 30, 2026, compared to $2.9 million at December 31, 2025.

______________________
1 Adjusted earnings before interest, taxes and depreciation is a non-GAAP measure. Please refer to NON-GAAP FINANCIAL MEASURES in Westport’s Management Discussion and Analysis for the reconciliation.

CONSOLIDATED RESULTS
($ in thousands, except per share amounts)			Increase / (Decrease) %			Increase / (Decrease) %
	2Q26	2Q25		1H26	1H25
Revenues	$2,717	$12,498	(78)%	$5,002	$19,821	(75)%
Gross Profit	133	842	(84)%	649	2,377	(73)%
Gross Margin %(2)	5%	7%		13%	12%
Loss from Investments Accounted for by the Equity Method(1)	(1,283)	(3,686)	(65)%	(2,664)	(7,570)	(65)%
Net Loss from Continuing Operations	(11,375)	(5,053)	(125)%	(17,082)	(10,348)	(65)%
Net Loss from Discontinued Operations	—	(29,291)	100%	—	(26,447)	100%
Net Loss	(11,375)	(34,344)	67%	(17,082)	(36,795)	54%
Net Loss per Share - Basic & Diluted	$(0.64)	$(1.98)	68%	$(0.97)	$(2.12)	54%
EBITDA(2)	$(10,823)	$(30,049)	64%	$(16,857)	$(30,184)	44%
Adjusted EBITDA(2)	$(6,273)	$(1,017)	(517)%	$(11,132)	$(1,024)	(987)%

(1) This includes income or loss from our investments in Cespira joint ventures.

(2) Gross margin, EBITDA and Adjusted EBITDA are non-GAAP measures. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES for the reconciliation to equivalent GAAP measures and limitations on the use of such measures.

Segment Information

High-Pressure Controls

Revenue for the three months ended June 30, 2026 was $2.7 million, compared with $2.9 million for the three months ended June 30, 2025. The decrease in revenue was primarily driven by lower volume of sales in the quarter compared to prior year. As at June 30, 2026, we have a backlog of demand from customers that are waiting to be fulfilled as we continue to improve the production output from our two main manufacturing plants in Canada and China.

Gross profit was $0.1 million or 5% of revenue, for the three months ended June 30, 2026 compared to $0.1 million or 4% of revenue, for the three months ended June 30, 2025. We anticipate that as the manufacturing plants in Canada and China continue to work on localizing its supply chain and improving its manufacturing processes and output, its gross profit and margin will improve.

Heavy-Duty OEM

The segment's transitional service agreement with Cespira ended in Q2 2025 and, as a result, the segment did not have any sales activity in the quarter.

Selected Cespira Statements of Operations Data

We account for Cespira using the equity method of accounting. However, due to its significance to our long-term strategy and operating results, we disclose selected Cespira financial information in our interim financial statements for the three and six months ended June 30, 2026.

The following table sets forth a summary of the financial results of Cespira for the three and six months ended June 30, 2026.

	Three months ended June 30,		Change		Six months ended June 30,		Change
(in thousands of U.S. dollars)	2026	2025	$	%	2026	2025	$	%
Product revenue	$18,918	$8,344	$10,574	127%	$34,049	$18,450	$15,599	85%
Aftermarket revenue	$5,517	$2,647	$2,870	108%	9,878	5,719	$4,159	73%
Service revenue	$2,636	$1,029	1,607	156%	5,393	4,650	743	16%
Total revenue	$27,071	$12,020	15,051	125%	49,320	28,819	20,501	71%
Gross profit[1]	$3,814	$(1,926)	5,740	298%	5,390	(1,411)	6,801	482%
Gross margin %	14%	(16)%			11%	(5)%
Research & development	$1,182	$1,888	(706)	(37)%	2,662	4,890	(2,228)	(46)%
Selling, general, & administrative	$3,590	$3,014	576	19%	6,114	6,037	77	1%
Operating loss	$(2,120)	$(6,843)	4,723	(69)%	(4,710)	(13,840)	9,130	(66)%
Net loss	$(2,375)	$(6,746)	4,371	(65)%	(4,897)	(13,744)	8,847	(64)%

(1)Gross margin are non-GAAP measures. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES for the reconciliation to equivalent GAAP measures and limitations on the use of such measures.

Product Revenue for the three and six months ended June 30, 2026 was $18.9 million and $34.0 million compared to $8.3 million and $18.5 million for the three and six months ended June 30, 2025. The increase in revenue of 127% in the current quarter was primarily driven by significantly higher volumes of systems sold compared to the prior year quarter. The increase in revenue year to date is primarily driven by back to back quarters in Q1 and Q2 having significant increases in systems sold compared to the prior year. Cespira's growth is influenced by the resilient favorable price differential between diesel and natural gas and government regulation support in markets like Europe.

Aftermarket Revenue for the three and six months ended June 30, 2026 was $5.5 million and $9.9 million compared to $2.6 million and $5.7 million for the three and six months ended June 30, 2025. The increase in revenue of aftermarket products sold is primarily driven by increase in sales volumes.

Service Revenue for the three and six months ended June 30, 2026 was $2.6 million and $5.4 million compared to $1.0 million and $4.7 million for the three and six months ended June 30, 2025. The increase in service revenue in the current quarter was primarily driven by the milestones achieved. Service revenue allocated to project milestones are weighted differently across the phases of an engineering service revenue project. One of Cespira's significant long-term engineering service revenue project is expected to complete in Q4 2026 in advance of the anticipated launch of their Euro 7 product.

Gross profit was $3.8 million and $5.4 million for the three and six months ended June 30, 2026 compared to gross loss of $1.9 million and $1.4 million for the three and six months ended June 30, 2025. The increase in gross profit was primarily driven by the increase in higher volumes of systems and aftermarket products sold along with cost reductions in materials and improvements in labor efficiency.

Cespira had an operating loss of $2.1 million and $4.7 million for the three and six months ended June 30, 2026 compared to $6.8 million and $13.8 million for the three and six months ended June 30, 2025. Cespira significantly reduced its operating loss compared to the prior year quarter by meaningfully increasing its product revenue, gross margin and lowering its cost base as it continues to grow and scale the business.

Liquidity and Going Concern

As at June 30, 2026, we had cash and cash equivalents of $23.9 million and long-term debt of $1.0 million from Export Development Canada ("EDC"), of which all is current.

Based on our projected capital expenditures, debt servicing obligations and operating requirements under our current business plan, we are projecting that our cash and cash equivalents will not be sufficient to fund our operations through the next twelve months from the date of the issuance of our Q2 2026 MD&A. These conditions raise substantial doubt about Westport's ability continue as a going concern within one year after the date that our Q2 2026 MD&A is issued.

Management is currently evaluating several different options to improve Westport's liquidity position, including raising funds from the public markets and borrowing debt or other financing alternatives. These plans are not final and are subject to market and other conditions not within our control. As such, there can be no assurances that Westport will be successful in obtaining sufficient funding. Accordingly, we concluded under the accounting standards that these plans do not alleviate the substantial doubt about Westport's ability to continue as a going concern.

Conference call

Westport has scheduled a conference call for Wednesday, August 12, 2026, at 6:30 am Pacific Time (9:30 am Eastern Time) to discuss these results. To access the conference call please register at https://register-conf.media-server.com/register/BI19d4aa4064ee4de6ac427edb5c169871

The live webcast of the conference call can be accessed through the Westport website at https://investors.westport.com/.

Participants may register up to 60 minutes before the event by clicking on the call link and completing the online registration form. Upon registration, the user will receive dial-in info and a unique PIN, along with an email confirming the details.

The webcast will be archived on Westport’s website at https://investors.westport.com.

Financial Statements and Management's Discussion and Analysis

To view Westport full financials for the second quarter ended June 30, 2026, please visit https://investors.westport.com/financials/

About Westport

Westport is a technology and innovation company connecting synergistic technologies to power a cleaner tomorrow. As a leading supplier of affordable, alternative fuel, low-emissions transportation technologies, we design, manufacture, and supply advanced components and systems that enable the transition from traditional fuels to cleaner energy solutions.

Our proven technologies support a wide range of alternative fuels – including natural gas, renewable natural gas, and hydrogen – empowering OEMs and commercial transportation industries to meet performance demands, regulatory requirements, and climate targets in a cost-effective way. With decades of expertise and a commitment to engineering excellence, Westport is helping our partners achieve sustainability goals—without compromising performance or cost-efficiency – making clean, scalable transport solutions a reality.

Westport is headquartered in Vancouver, Canada. For more information, visit www.westport.com.

GAAP and NON-GAAP FINANCIAL MEASURES

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). These U.S. GAAP financial statements include non-cash charges and other charges and benefits that may be unusual or infrequent in nature or that we believe may make comparisons to our prior or future performance difficult. In addition to conventional measures prepared in accordance with U.S. GAAP, Westport and certain investors use EBITDA and Adjusted EBITDA as an indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Management also uses these non-GAAP measures in its review and evaluation of the financial performance of Westport. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. We believe that these non-GAAP financial measures also provide additional insight to investors and securities analysts as supplemental information to our U.S. GAAP results and as a basis to compare our financial performance period-over-period and to compare our financial performance with that of other companies. We believe that these non-GAAP financial measures facilitate comparisons of our core operating results from period to period and to other companies by, in the case of EBITDA, removing the effects of our capital structure (net interest income on cash deposits, interest expense on outstanding debt and debt facilities), asset base (depreciation and amortization) and tax consequences. Adjusted EBITDA provides this same indicator of Westport's EBITDA from continuing operations and removing such effects of our capital structure, asset base and tax consequences, but additionally excludes any unrealized foreign exchange gains or losses, stock-based compensation charges and other one-time impairments and costs which are not expected to be repeated in order to provide greater insight into the cash flow being produced from our operating business, without the influence of extraneous events.

Segment Information

EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under U.S. GAAP, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under U.S. GAAP. Other companies may calculate EBITDA and Adjusted EBITDA differently.

Segment earnings or losses before income taxes, interest, depreciation, and amortization ("Segment EBITDA") is the measure of segment profitability used by the Company. The accounting policies of our reportable segments are the same as those applied in our consolidated financial statements. Management prepared the financial results of the Company's reportable segments on basis that is consistent with the manner in which Management internally disaggregates financial information to assist in making internal operating decisions. Certain common costs and expenses, primarily corporate functions, among segments differently than we would for stand-alone financial information prepared in accordance with GAAP. These include certain costs and expenses of shared services, such as IT, human resources, legal, finance and supply chain management. Segment EBITDA is not defined under U.S. GAAP and may not be comparable to similarly titled measures used by other companies and should not be considered a substitute for net earnings or other results reported in accordance with GAAP. Reconciliations of reportable segment information to consolidated statement of operations can be found in section "Non-GAAP Measure & Reconciliations" within this this press release.

	Three months ended June 30, 2026
	High-Pressure Controls	Cespira	Total Segment
Revenue	$2,717	$27,071	$29,788
Cost of revenue	2,584	23,257	25,841
Gross profit	133	3,814	3,947
Operating expenses:
Research & development	790	1,182	1,972
General & administrative	561	2,969	3,530
Sales & marketing	131	621	752
Depreciation & amortization	11	899	910
	1,493	5,671	7,164
Add back: Depreciation & amortization	221	986	1,207
Segment EBITDA	$(1,139)	$(871)	$(2,010)

	Three months ended June 30, 2025
	High-Pressure Controls & Systems	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$2,896	$9,602	$12,020	$24,518
Cost of revenue	2,791	8,865	13,946	25,602
Gross profit	105	737	(1,926)	(1,084)
Operating expenses:
Research & development	1,552	22	1,888	3,462
General & administrative	386	34	2,692	3,112
Sales & marketing	23	3	322	348
Depreciation & amortization	59	—	860	919
	2,020	59	5,762	7,841
Add back: Depreciation & amortization	172	—	772	944
Segment EBITDA	$(1,743)	$678	$(6,916)	$(7,981)

	Six months ended June 30, 2026
	High-Pressure Controls	Cespira	Total Segment
Revenue	$5,002	$49,320	$54,322
Cost of revenue	4,353	43,930	48,283
Gross profit	649	5,390	6,039
Operating expenses:
Research and development	1,738	2,662	4,400
General and administrative	1,112	5,232	6,344
Sales and marketing	226	882	1,108
Depreciation and amortization	96	1,773	1,869
	3,172	10,549	13,721
Add back: Depreciation and amortization[1]	408	1,935	2,343
Segment EBITDA	$(2,115)	$(3,224)	$(5,339)

	Six months ended June 30, 2025
	High-Pressure Controls	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$4,786	$15,035	$28,819	$48,640
Cost of revenue	4,168	13,276	30,230	47,674
Gross profit	618	1,759	(1,411)	966
Operating expenses:
Research and development	2,734	133	4,890	7,757
General and administrative	705	99	5,419	6,223
Sales and marketing	150	23	618	791
Depreciation and amortization	115	—	1,590	1,705
	3,704	255	12,517	16,476
Add back: Depreciation and amortization1	298	—	2,392	2,690
Segment EBITDA	$(2,788)	$1,504	$(11,536)	$(12,820)

	Three months ended June 30, 2026
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$29,788	$27,071	$—	$2,717
Cost of revenue	25,841	23,257	—	2,584
Gross profit	3,947	3,814	—	133
Operating expenses:
Research & development	1,972	1,182	421	1,211
General & administrative	3,530	2,969	3,613	4,174
Sales & marketing	752	621	93	224
Depreciation & amortization	910	899	34	45
	7,164	5,671	4,161	5,654
Equity loss	—	—	(1,283)	(1,283)

	Three months ended June 30, 2025
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$24,518	$12,020	$—	$12,498
Cost of revenue	25,602	13,946	—	11,656
Gross profit	(1,084)	(1,926)	—	842
Operating expenses:
Research & development	3,462	1,888	—	1,574
General & administrative	3,112	2,692	3,686	4,106
Sales & marketing	348	322	264	290
Depreciation & amortization	919	860	47	106
	7,841	5,762	3,997	6,076
Equity loss	—	—	(3,686)	(3,686)

	Six months ended June 30, 2026
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$54,322	$49,320	$—	$5,002
Cost of revenue	48,283	43,930	—	4,353
Gross profit	6,039	5,390	—	649
Operating expenses:
Research and development	4,400	2,662	696	2,434
General and administrative	6,344	5,232	5,896	7,008
Sales and marketing	1,108	882	205	431
Depreciation and amortization	1,869	1,773	59	155
	13,721	10,549	6,856	10,028
Equity loss	—	—	(2,664)	(2,664)

	Six months ended June 30, 2025
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$48,640	$28,819	$—	$19,821
Cost of revenue	47,674	30,230	—	17,444
Gross profit	966	(1,411)	—	2,377
Operating expenses:
Research and development	7,757	4,890	—	2,867
General and administrative	6,223	5,419	5,974	6,778
Sales and marketing	791	618	560	733
Depreciation and amortization	1,705	1,590	99	214
	16,476	12,517	6,633	10,592
Equity loss	—	—	(7,570)	(7,570)

Reconciliation of Segment EBITDA to Loss before income taxes	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Total Segment EBITDA	$(2,010)	$(7,981)	$(5,339)	$(12,820)
Adjustments:
Depreciation and amortization[1]	255	219	467	397
Cespira's Segment EBITDA	(871)	(6,916)	(3,224)	(11,536)
Loss on investments accounted for under the equity method (note 8)	1,283	3,686	2,664	7,570
Corporate and unallocated operating expenses	4,127	3,950	6,797	6,534
Foreign exchange gain (loss)	1,693	(4,224)	2,700	(5,427)
Change in fair value of warrant liability	1,496	—	1,496	—
Financing transaction costs	1,085	—	1,085	—
Interest on long-term debt	68	166	158	358
Interest and other income, net of bank charges	6	147	(736)	(502)
Loss before income taxes in continuing operations	$(11,152)	$(5,009)	$(16,746)	$(10,214)

Gross Profit and Gross Margin
(expressed in thousands of U.S. dollars)	2Q26	2Q25	1Q26	1Q25
Three months ended
Revenue	$2,717	$12,498	$2,285	$7,323
Less: Cost of revenue	2,584	11,656	1,769	5,788
Gross profit	133	842	516	1,535
Gross margin %	5%	7%	23%	21%

EBITDA and Adjusted EBITDA
(expressed in thousands of U.S. dollars)	2Q26	2Q25	1Q26	1Q25
Three months ended
Income (Loss) before income taxes	$(11,152)	$(32,671)	$(5,594)	$(1,872)
Interest expense (income), net	74	571	(652)	(193)
Depreciation and amortization	255	2,051	212	1,930
EBITDA	(10,823)	(30,049)	(6,034)	(135)

Stock based compensation	276	451	168	285
Unrealized foreign exchange (gain) loss	1,693	(2,362)	1,007	(456)
Severance costs	—	96	—	299
Loss on disposal of operations	—	30,183	—	—
Impairment of long-term investments and long-term assets	—	664	—	—
Change in fair value of warrant liability	1,496	—	—	—
Financing transaction costs	1,085	—	—	—
Adjusted EBITDA	$(6,273)	$(1,017)	$(4,859)	$(7)

Cautionary Note Regarding Forward Looking Statements
This press release contains forward-looking statements, including statements regarding future strategic initiatives and future growth, future of our development programs (including those relating to HPDI and Hydrogen) including testing to the HPDI fuel system, timing of engineering milestones and product launch schedules, scaling our alternative fuel-based solutions, our expectations for 2026 and beyond, including growth expectations, market growth and the demand for our products, the future success of our business and technology strategies, our ability to bolster our balance sheet, fund organic growth and raise additional capital as well as, a shift to operating as a smaller, more efficient organization. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward-looking statements. These risks, uncertainties and assumptions include those related to our revenue growth, operating results, sufficiency of cash resources, industry and products, changes in business strategy, shifts in market demand, the general economy including impacts due to inflation, the effects of competition and pricing pressures, conditions of and access to the capital and debt markets, solvency, governmental policies, trade restrictions or other changes to international trade agreements, sanctions and regulation including the imposition of tariffs, technology innovations, fluctuations in foreign exchange rates, operating expenses, continued reduction in expenses, ability to successfully commercialize new products, the performance of our joint venture, the availability and price of natural gas, new environmental regulations, the acceptance of and shift to natural gas and hydrogen vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, supply chain disruptions, commodity price expectations as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent annual report, Form 20-F and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward-looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Contact Information
Westport Investor Relations
T: +1 604-718-2046

WESTPORT FUEL SYSTEMS INC. Condensed Consolidated Interim Balance Sheets (unaudited) (Expressed in thousands of United States dollars, except share amounts) June 30, 2026 and December 31, 2025

	June 30, 2026	December 31, 2025
Assets
Current assets:
Cash and cash equivalents (including restricted cash)	$23,946	$27,158
Accounts receivable	6,146	10,177
Inventories	2,745	3,037
Prepaid expenses	632	1,182
Total current assets	33,469	41,554
Long-term investments	44,028	42,714
Property, plant and equipment	5,552	5,605
Operating lease right-of-use assets	1,537	1,756
Other long-term assets	421	2,380
Total assets	$85,007	$94,009
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	$16,416	$17,933
Warrant liabilities	11,337	—
Current portion of operating lease liabilities	491	493
Current portion of long-term debt	972	2,924
Current portion of warranty liability	113	199
Total current liabilities	29,329	21,549
Long-term operating lease liabilities	1,082	1,292
Warranty liability	937	966
Other long-term liabilities	1,388	1,389
Total liabilities	32,736	25,196
Shareholders’ equity:
Share capital:
Unlimited common and preferred shares, no par value
18,995,734 (2025 - 17,351,005) common shares issued and outstanding	1,247,185	1,246,793
Other equity instruments	8,898	8,968
Additional paid in capital	11,516	11,516
Accumulated deficit	(1,174,983)	(1,157,901)
Accumulated other comprehensive loss	(40,345)	(40,563)
Total shareholders' equity	52,271	68,813
Total liabilities and shareholders' equity	$85,007	$94,009

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss) (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended June 30, 2026 and 2025

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Revenue	$2,717	$12,498	$5,002	$19,821
Cost of revenue	2,584	11,656	4,353	17,444
Gross profit	133	842	649	2,377
Operating expenses:
Research and development	1,211	1,574	2,434	2,867
General and administrative	4,174	4,106	7,008	6,778
Sales and marketing	224	290	431	733
Foreign exchange loss (gain)	1,693	(4,224)	2,700	(5,427)
Depreciation and amortization	45	106	155	214
	7,347	1,852	12,728	5,165
Loss from operations	(7,214)	(1,010)	(12,079)	(2,788)

Loss from investments accounted for by the equity method	(1,283)	(3,686)	(2,664)	(7,570)
Change in fair value of warrant liability	(1,496)	—	(1,496)	—
Financing transaction costs	(1,085)	—	(1,085)	—
Interest on long-term debt	(68)	(166)	(158)	(358)
Interest and other income, net of bank charges	(6)	(147)	736	502
Loss before income taxes	(11,152)	(5,009)	(16,746)	(10,214)
Income tax expense	223	44	336	134
Net loss from continuing operations	(11,375)	(5,053)	(17,082)	(10,348)
Net income from discontinued operations	—	(29,291)	—	(26,447)
Net loss for the period	(11,375)	(34,344)	(17,082)	(36,795)
Other comprehensive income (loss):
Cumulative translation adjustment	863	6,921	2,737	10,562
Ownership share of equity method investments' other comprehensive loss	(337)	(1,464)	(2,519)	$(2,293)
	526	5,457	218	8,269
Comprehensive loss	$(10,849)	$(28,887)	$(16,864)	$(28,526)

Net loss per share:
From continuing operations - basic and diluted	$(0.64)	$(0.29)	$(0.97)	$(0.60)
From discontinued operations - basic and diluted	$—	(1.69)	$—	(1.53)
Net loss per share - basic and diluted	$(0.64)	$(1.98)	$(0.97)	$(2.12)
Weighted average common shares outstanding:
Basic and diluted	17,822,491	17,338,288	17,609,725	17,330,527

WESTPORT FUEL SYSTEMS INC. Condensed Consolidated Interim Statements of Cash Flows (unaudited) (Expressed in thousands of United States dollars) Three months ended June 30, 2026 and 2025

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Operating activities:
Net loss for the period from continuing operations	$(11,375)	$(5,053)	$(17,082)	$(10,348)
Adjustments to reconcile net income (loss) to net cash used in continuing operating activities:
Depreciation and amortization	255	219	467	397
Stock-based compensation expense	110	126	196	304
Unrealized foreign exchange loss (gain)	1,693	(4,224)	2,700	(5,427)
Deferred income tax (recovery)	—	(6)	—	(9)
Loss from investments accounted for by the equity method	1,283	3,686	2,664	7,570
Interest on long-term debt	23	23	47	45
Inventory write-downs	54	140	54	110
Bad debt expense	14	—	2	—
Change in fair value of warrant liability	1,496	—	1,496	—
Financing transaction costs	1,085	—	1,085	—
Warranty provision	(124)	—	(124)	—
Net cash used before working capital changes	(5,486)	(5,089)	(8,495)	(7,358)
Changes in working capital:
Accounts receivable	(393)	(8,160)	505	(8,324)
Inventories	159	5,879	197	3,770
Prepaid expenses	498	600	524	920
Accounts payable and accrued liabilities	647	1,056	(675)	(3,240)
Warranty liability	12	92	43	5
Net cash used in operating activities from continuing operations	(4,563)	(5,622)	(7,901)	(14,227)
Net cash provided by (used in) operating activities from discontinued operations	—	(582)	—	3,125
Investing activities:
Purchase of property, plant and equipment	(48)	(822)	(480)	(1,395)
Proceeds from holdback receivable	—	—	5,844	10,450
Capital contributions to investments accounted for by the equity method	(3,512)	(4,185)	(6,364)	(8,871)
Net cash provided by (used in) investing activities from continuing operations	(3,560)	(5,007)	(1,000)	184
Net cash used in investing activities from discontinued operations	—	(460)	—	(2,947)
Financing activities:
Repayments of operating lines of credit and long-term facilities	(1,000)	(1,000)	(2,000)	(2,000)
Proceeds from issuance of common share, warrants, and pre-funded warrants	10,000	—	10,000	—
Payment of shares and warrants issuance costs	(700)	0	(700)	—
Net cash provided by (used in) financing activities from continuing operations	8,300	(1,000)	7,300	(2,000)
Net cash used in financing activities from discontinued operations	—	(3,176)	—	(6,094)
Effect of foreign exchange on cash and cash equivalents	(734)	4,593	(1,611)	5,696
Net decrease in cash and cash equivalents	(557)	(11,254)	(3,212)	(16,263)
Cash and cash equivalents, beginning of period (including restricted cash)	24,503	32,637	27,158	37,646
Cash and cash equivalents, end of period (including restricted cash)	$23,946	$21,383	$23,946	$21,383
Less: cash and cash equivalents from discontinued operations, end of period (including restricted cash)	$—	$15,319	$—	$15,319
Cash and cash equivalents from continuing operations, end of period (including restricted cash)	$23,946	$6,064	$23,946	$6,064